Contact

919-324-2945 (Mobile)
sean.peace@alternativexgroup.com

www.linkedin.com/in/seanpeace (LinkedIn)
www.alternativexgroup.com (Company)
www.workaroundme.com (Company)

Top Skills

Start-ups
Lead Generation
New Business Development

Languages

Spanish

Sean Peace

CTO at Curbside Kitchen
Raleigh-Durham, North Carolina Area

Summary

An entrepreneur who started several companies and has large company experience at SAS and SAP. Experience across the lifecycle from software development through sales and marketing. Investing in new startups and consulting as a CTO for startups.

CTO's are hard to find, especially for startups who have a great idea but no strong technology background. They need someone with a business and technology expertise to bridge the gap to understand the business need as well as develop the technology to support it. I have worked with several startups to build web and mobile applications acting as their complete CTO/Development outsourced solution to get them off the ground and launched.

Most of my experience is in Marketplaces and Social Networks, from creating the first Music Royalty marketplace to a Social Network for the workplace, and working on the first stock market for Music.

Experience

Curbside Kitchen
CTO
January 2018 - Present
Raleigh-Durham, North Carolina Area

Curbside Kitchen is a SaaS business focused on Commercial and Residential Properties that want food trucks at their location on an ongoing basis. We offer a complete outsourced service that not only ensures a variety of food truck options but also engages the tenants/residents via different marketing channels to enhance communication to provide a great amenity experience.

Role: Developed the complete SaaS platform that runs the company's website and operations.

SaaS Platform is written in Python using Django and Docker. We also integrate with Stripe, Active Campaign, Quickbooks, Zoho Suite, SalesForce, MailGun, Twilio, Facebook and Twitter. We also developed an advanced Operations Research model for automated scheduling, and are currently working on native apps to make the platform mobile.

Go Amenity
Co-Founder Investor
September 2017 - Present

Founder and Investor of the "Killer Office App". Read the WSJ article that best explains what we do here https://www.wsj.com/articles/need-a-lunchtime-companion-at-work-check-the-office-app-1527623182.

The Go Amenity app and website make it easy for office or residential owners to provide a one-stop shop for all amenities and communication with their communities.

We provide your own branded website and mobile app where tenants or residents can register to get access to news and events, reservation access to facilities, special offers, and other services and amenities specific to that location.

There is also a feedback survey included free as part of the service.

SongVest
Founder - SongVest
October 2017 - Present

SongVest is the only online marketplace that allows fans to buy and sell shares in royalties from new music albums.

Alternative X Group
Partner and CTO
October 2015 - November 2018 (3 years 2 months)
Raleigh-Durham, North Carolina Area

Alternative X Group provides consulting in a broad array of areas:

- Financial Underwriting and Due Diligence for entertainment assets
- Software Development of Financial Reporting Solutions

Software Development Projects

SOCAN - Continued development of the Business Intelligence Data Warehouse of Music Royalties that I developed while at Royalty Exchange that was sold to SOCAN.

Office Amenity App - Developed an office amenity application, (web, IOS, Android) that combines all communication, amenities, service providers, tenants, and room scheduling into one location for the property managers to manage their office buildings and communication with tenants and their employees.

Food Truck Scheduling Application - Developed a SaaS food truck scheduling application that allows property managers to completely outsource their food truck scheduling. The application includes registration, communications, event scheduling and automation, and payment processing. Now working for the company as CTO.

Radius Social
Managing Director
September 2016 - December 2017 (1 year 4 months)
Raleigh-Durham, North Carolina Area

A recent survey of B2B Sales Directors and VP's indicated that live events are the top method of attracting B2B decision makers. The survey also revealed that the biggest challenge associated with these events was the lack of net new prospects attending.

Radius Social has cracked the code to solve this problem. Not only do we build laser targeted, account-based prospect lists, but our message/invitation delivery solution beats traditional email and other methods exponentially. Our customers find that we are driving between 50% and 75% of the new leads that attend their events.

How much is a new lead worth to attend your event?

We are so confident in our service, that the first event is on us. Reach out to schedule a call to learn more.

Catering Ninja
President & CTO
January 2017 - July 2017 (7 months)

Raleigh-Durham, North Carolina Area

A new way to order catering has arrived! Instead of you picking a caterer, let them send you offers based on your date, the number of attendees and price. They compete on the value they are providing and you decide who to select.

Founder, President and CTO. Developed at complete catering SaaS application that handled all accounts, events, matching, communication and a complete payment and accounting system.

Work Around Me

Investor - President and CTO

December 2015 - September 2016 (10 months)

Raleigh-Durham, North Carolina Area

Work Around Me is a comprehensive social media platform with multiple functionalities including everything you have come to expect from a social network as well as a platform for finding the best local businesses and offers. The combination of a social network and an offers platform provides multiple benefits to both the end users and local businesses.

Co Founder with an office leasing executive where my role was overseeing a small team that was executing on sales and marketing. Took the lead CTO role in the roadmap, development and launch the social media technology platform on both IOS and Android.

The Royalty Exchange

President & CTO (Founder)

June 2013 - October 2015 (2 years 5 months)

Raleigh-Durham, North Carolina Area

The Royalty Exchange is the world’s first online platform for buying and selling royalties from music, movies, books, TV shows, solar energy, patents, trademarks and pharmaceuticals in a transparent and efficient marketplace.

In addition to founding the company, I was also the CTO where I develope the internal CRM system to track all activities in a very complex sales and closing cycle. I also developed the first publicly available music royalty business intelligence dashboard and data warehouse that ingested songwriter and publisher royalties.

Raised over $2m in venture capital with a successful exit in 2015.

SAP
OEM Sales
October 2011 - June 2013 (1 year 9 months)

OEM Sales of SAP solutions and products to set group of install customers.

Schmooz.me
Partner - Social Media Lead Generation
May 2011 - October 2011 (6 months)

So you've heard some LinkedIn success stories but yet to experience incredible results and ROI yourself ?

LinkedIn is rapidly emerging as the ultimate platform for business development. However, lead generation and proactive networking on LinkedIn requires knowledge, etiquette, care, dedication and most importantly, the time needed to utilize Linkedin effectively. And today, everyone is short of time.

Schmooz.me is helping busy execs and companies utilize LinkedIn's platform for lead generation and high quality networking that provides real results. We've developed a proprietary process working with B2B focused client, enabling them to engage in meaningful dialogue with targeted customers with our managed services model.

TriNet
Regional Sales Consultant
July 2010 - March 2011 (9 months)

Allowing High Tech Companies to focus on what they do best by providing a complete suite of HR solutions that reduce risk, stream line HR payroll, benefits and processes, and partner with you on HR related matters.

Group 19
Partner
November 2008 - July 2010 (1 year 9 months)

Responsible for all Sales, Alliances and Operations. Collaborated and helped develop the new sales paradigm manifested in the Professional Sales Collaborative – a new paradigm shift in Sales Outsourcing.

Key Achievements:

Built a Sales and Channel Alliance program for a Network Security firm that increased their sales by over 100% year over year o Recruited and managed key sales talent of 10 inside sales reps

o Developed the Sales Training and Methodology and integrated it within Sugar CRM

o Revamped the Channel and Alliance strategy to focus on the right partners with the right incentives and support that increased sales over 100% year over year

SAS
Multiple Positions
November 1997 - December 2008 (11 years 2 months)

Innovative Sales Leader who, not only consistently made quota, but excelled at finding net new revenue through partnering, joint solution development and customer research. Inherited an unstructured and under performing Region and led a project to strengthen direct sales by building a new solution selling model that increased sales effectiveness and drove consulting revenues up by 295%. Extended that success and developed and rolled out the first OEM partnership which brought a new revenue stream to SAS. Redeveloped a struggling but high potential sales partner and built it into the top global partnership that led to a strategic high volume indirect and joint channel. Recognized for his leadership in this area, was given responsibility for developing the complete partner strategy and leading the operations in Latin America that quickly grew in 3 years to contribute 60% of SAS Latin American revenues. Applied the same leadership and process discipline to the SAS State and Local Government Sector and rejuvenated the indirect sales organization and increased partner revenues nearly 500% in the first year.

SAS
12 years 1 month

Account Executive State and Local
March 2007 - November 2008 (1 year 9 months)

123% of sales target covering Illinois, Indiana and Ohio

Manager State and Local Alliance and Bus Dev
January 2005 - March 2007 (2 years 3 months)

• Tasked with increasing Alliance Revenue from 8% to 30% of total sales by building a new dedicated State and Local Alliance Team (Includes Reseller, VAR and System Integrators)

• Number one Government and number two WW Alliance Manager at 263% of target for 2006
• Alliance Revenue has increased 488% from 04 to 05 and I was the number one alliance manager in Government at 98% of target

GM Latin America Alliance and Bus Dev
January 2002 - December 2004 (3 years)

• Built the partner organization from 0 to 10 Business Development Managers and 1 Marketing Manager
• Grew partner revenue from less than 1% to 60% of total revenues within 3 years
• Ended 2004 ranked 3rd for Sales Managers in percent of target
• Partner revenue growth from 2002 – 2003 was 88% and 2003 – 2004 was 133%
• 183% of target for 2004 (Ranked number 3 in 2004 and number 10 of 43 sales managers in 2003)
• Overall P&L responsibility of $1.3 Million

Strategic Relationship Manager IBM
February 2000 - December 2001 (1 year 11 months)

• Managed the execution of the 3 year $53 million dollar agreement with IBM Global Services (IGS)
• First 6 months generated over $1.5 million in software and sales and increased year two sales by 80%
• IBM Global Services Business Intelligence Practice selected SAS as the main software vendor for their Enterprise Customer Analytics (ECA) solution across all industries
• Identified the opportunity and negotiated with IGS to incorporate SAS into their solution for Performance and Capacity Planning
o Generated $500K before the official rollout
• Lead IBM to sign SAS as a Strategic Alliance Partner (tier-one alliance).
• Negotiated expansion of the SAS IGS practice to Canada, Europe and Asia Pacific
o This included internal negotiations to bring each geography up to speed on the agreement, building the associated business cases as well as directing the negotiations with IGS
• Re-negotiated the US and Canada IBM outsourcing agreements totaling $29 Million

Strategic Business Consultant
February 1999 - April 2000 (1 year 3 months)

• Product Manager and National Sales Lead for Knowledge Management called Collaborative Business Intelligence (CBI) that fostered SAS's first OEM Partnership
• Created internal processes that would support this new partnership model.
• Successfully launched one of the highest revenue generating new solutions with over $1m in sales in the first 6 months
• While working directly for the VP of US Sales, lead the development of the Sales Forecasting system and process

Professional Services Senior Account Consultant
March 1998 - February 1999 (1 year)

• Increased consulting sales by 295% to $1.6 Million and leveraged $3.8 Million in Software
• Pioneered the integration between consulting services and sales into a new solution based selling model
o Region accounted for 30% of all consulting revenue in the Americas

Project Leader
November 1996 - March 1998 (1 year 5 months)

Lead a team of over 6 programmers in the requirements, design, development, training and successful rollout of a Education CRM solution for the new Cary Academy Middle/High School founded by the owners of SAS.

Falconer Group
VP
1993 - 1997 (4 years)

Started a successful entrepreneurial business that encompassed several endeavors. Each required the development of a business plan, financing, go-to-market, sales and product development.

Education

University of North Carolina at Chapel Hill
BA, Econ · (1989 - 1991)

University of North Carolina at Wilmington
· (1987 - 1988)

Contact

192 Inwood Avenue, Floor 2,
Montclair, NJ 07043
(312) 613-2063 (Mobile)
dsouzarpd@gmail.com

www.linkedin.com/in/roypdsouza
(LinkedIn)
www.songvestrecords.com/
(Company)
www.songvestrecords.com/
(Company)

Top Skills

Business Valuation

Cellular

Complex Litigation

Publications

In Defense of Value" – Appraisers
are Not to Blame

Capturing the Value of Intellectual
Property for Leveraged Finance
Considerations

Intellectual Property Valuation
Primer for Policymakers and
Technology Officers

Utilizing Contracts as Collateral in
Asset-based Lending

Roy D'Souza

President at SongVest Records, Inc.
Arlington Heights, Illinois

Experience

SongVest Records, Inc.
President
August 2019 - Present
Greater Chicago Area

SongVest Records is the first record label co-owned by fans. Our goal is to
harness the power of this team to elevate every aspect of the careers of the
artists on our roster, while providing a highly unique and fun experience to
passionate music fans around the globe who will also regularly share in our
financial success. More information is available at www.songvestrecords.com.

SongVest - Music Stock Market
Co-founder & COO
September 2017 - Present
Chicago, IL

SongVest is a digital marketplace where fans/investors can purchase fractional
shares of music royalty streams for upcoming album releases. Our goal is to
take emotionally invested fans and make them financially invested, creating a
built in "street team" to support the releases they've funded and the artists they
love. More information is available at www.songvest.com.

Ocean Tomo, LLC
Managing Director, Intellectual Property (IP) Valuation
April 2010 - June 2017 (7 years 3 months)
Chicago, IL

Responsible for leading the company's IP Valuation practice. Key focus
on areas of valuations of intangible (patents, trademarks, copyrights, trade
secrets, etc.) assets for monetization planning, mergers & acquisitions,
litigation support, financing, general business planning, financial reporting and
tax matters.

AccuVal Associates
Vice President of Corporate Valuation Services
July 2005 - April 2010 (4 years 10 months)

Responsible for leading the Corporate Services practice area which included providing valuations for intellectual property and other assets, including, inventory and fixed assets (real and personal property).

KPMG LLP
Senior Manager, Economic and Valuation Services
June 2003 - June 2005 (2 years 1 month)
Chicago, IL

Responsible for leading the Midwest Region practice area for tangible asset valuation services with a focus on the energy/utility industry, and also performed business and equity valuation services.

BearingPoint
Senior Manager, Valuation Services
2000 - 2003 (3 years)

Responsible for leading the Midwest Region practice area for tangible asset valuation services with a focus on the energy/utility industry, and also performed business and equity valuation services.

Education

DePaul University
B.S., Finance (Minor in Accounting) · (1985 - 1989)

Contact

www.linkedin.com/in/dominic-pandiscia-b631b53 (LinkedIn)

Top Skills

Music
Record Labels
Entertainment

Dominic Pandiscia

Founder and CEO of Sunday Artist, LLC
Greater New York City Area

Summary

Sunday Artist is a premier intellectual property, music, and media consulting company. Highlights include driving the music strategy for the Discovery Channel film “Racing Extinction” which achieved an Academy Award nomination for “Best Song”, strategic direction for the Gaither Group which includes a platform that spans TV, radio, and over 1 billion You Tube streams, developing investment, strategic and operational plan for a Brand Agency that has represented Pepsi, Nike, Belvedere and many others, developing underwriting support strategy for a non-profit radio station,as well as driving marketing and revenue strategy for numerous artists and music labels.

Experience

Sunday Artist, LLC

Founder and CEO
June 2018 - Present
Greater New York City Area

Sunday Artist is a premier intellectual property, music, and media consulting company. Highlights include driving the music strategy for the Discovery Channel film “Racing Extinction” which achieved an Academy Award nomination for “Best Song”, architecting strategy for the Gaither Group which includes a platform that spans TV, radio, and You Tube views of over 1 billion, driving the investment, strategic and operational plan for a Brand Agency that has represented Pepsi, Nike, Mountain Dew and many others, developing underwriting strategy for a non-profit radio station, as well as driving marketing and revenue strategy for numerous artists and music labels.

PledgeMusic

CEO
April 2016 - June 2018 (2 years 3 months)
Greater New York City Area

PledgeMusic was built as a global next generation direct-to-fan platform dedicated to empowering labels and artists to build communities, fund and pre-

sell recordings, and provide unique experiences and exclusives throughout the entire music production and promotion lifecycle. The company experienced significant growth in both margin and top-line through Dominic's tenure, while being nominated for the prestigious A2IM "Independent Champion" Award in 2017. Event Marketer Magazine also named the "PledgeHouse" as one of the Top 10 events of 2017's SXSW conference. Key brand synergy relationships for PledgeMusic through Dominic's tenure included Frye Boots, Kenneth Cole and Clif Bar amongst others.

Sunday Artist, LLC
Founder and CEO
September 2015 - April 2016 (8 months)
Greater New York City Area

Sunday Artist works with creative companies of all-types, helping to build and execute business structures, marketing strategies, and revenue optimization. Accolades and success stories include amongst others, an Academy Award nomination for "Best Song", having Spotify brand an artist as a coveted "Artist to Watch" for 2016, and the expansion of a recording studio to include a 3-dimensional artist-service platform that reaches beyond the pure creation of music in the studio.

Caroline/CapitolMusic Group
President
November 2012 - September 2015 (2 years 11 months)
Greater New York City Area

Caroline is a full-service marketing, commercial and promotion company built to super-serve the independent artist and label community. Services include Promotion, Project Management, Publicity, On-Line Marketing, Branding, Sync, Commercial, Finance, Business Affairs, Creative Services. 2015 proved to be the biggest in the history of the company with Caroline achieving record market-share, EBITDA as well as four #1 album debuts (Alabama Shakes, Tyrese, Five Finger Death Punch, All Time Low) which were the first #1 debuts in the 33-year history of the company.

EMI Music
2 years 7 months

Executive Vice President Commercial & Revenue Development
November 2011 - November 2012 (1 year 1 month)

Oversaw all revenue streams for EMI North America including Label Sales and strategy, Distribution, Brand Partnership, Sync & Licensing and Merchandising.

Executive Vice President Music Services North America & Label
Services Global
May 2010 - November 2011 (1 year 7 months)

EMI Label Services/Caroline Distribution
Senior Vice President & General Manager
May 2008 - May 2010 (2 years 1 month)

Capitol Music Group
Senior Vice President, Sales
February 2007 - May 2008 (1 year 4 months)

Oversaw all Commercial initiatives for the artists and strategic goals of the
Capitol Music Group

Virgin Records America, Inc.
Senior Vice President, Sales
April 2004 - February 2007 (2 years 11 months)

Oversaw all Commercial goals for the artists and strategic initiatives for Virgin
Records America

Virgin Records America
8 years 8 months

Vice President, Sales
August 2002 - March 2004 (1 year 8 months)

Senior National Sales Director
January 1999 - August 2002 (3 years 8 months)

East Coast Regional Sales Director
August 1995 - December 1998 (3 years 5 months)

EMI Music
6 years 2 months

Sales Representative
August 1991 - August 1995 (4 years 1 month)

Single Sales Specialist
February 1990 - August 1991 (1 year 7 months)

Marketing Consultant
July 1989 - February 1990 (8 months)

Prentice Hall Publishers
Production Editor
February 1987 - July 1989 (2 years 6 months)

Education

Montclair State University
English, Psychology · (1985 - 1989)

Lenape Valley Regional High School
· (1981 - 1985)

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